

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 2, 2016

<u>Via E-mail</u>
David A. Brooks
Chief Operating Officer
Ashford Hospitality Prime, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

> **Re: Ashford Hospitality Prime, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 4, 2016**
> **File No. 333-209389**

Dear Mr. Brooks:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Information Incorporated by Reference, page 5</u>

1. We note that, on page 5 of your registration statement on Form S-3, you do not appear to properly incorporate future filings prior to the effective date of your registration statement. See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05. Please amend your registration statement to specifically incorporate by reference any quarterly reports or applicable current reports that are filed after your initial registration statement and prior to effectiveness.

2. We note that you incorporate by reference certain Exchange Act filings. To the extent that there are any outstanding comments relating to any filing incorporated by reference, please note that we will not be able to accelerate the effectiveness of this registration statement until all outstanding comments are resolved.

Company Overview, page 6

3.   You state on page 8 that the amended partnership agreement broadens your rights in Ashford Prime OP in several ways and the amendments will implement a process that will provide holders of Partnership Units the opportunity to vote together with holders of your common stock, thereby aligning their economic and voting interests. Please revise your disclosure to more specifically describe what you mean by "implement a process" that will provide holders of Partnership Units "the opportunity to vote together with holders of company's stock." In your description, please (i) explain how an investor's rights in Ashford Prime OP are broadened, (ii) define "Partnership Units," (iii) identify those who hold Partnership Units, (iv) explain the role of the Series C Preferred Stock in this process, and (v) explain how the economic and voting interests of your holders and holders of the Partnership Units will align.

Risk Factors, page 9

Future issuances of securities, including our common stock and Series C Preferred Stock, could reduce existing…, page 13

4.   We note the Form 8-K filed February 2, 2016. We further note your statement on page 14 that the future issuance of preferred stock, including your Series C Preferred Stock, could decrease the relative voting power of your common stock or preferred stock and may cause substantial dilution in the ownership percentage of your then existing holders of common or preferred stock. Please revise to clarify when the Series C Preferred Stock will be issued, including any circumstances that trigger such issuance, and quantify the substantial dilution to existing holders of common and preferred stock or advise.

Termination by us of our advisory agreement with Ashford LLC…, page 28

5.   We note the Form 8-K filed June 12, 2015. Please revise this risk factor, or another risk factor as appropriate, to specifically describe the risks associated with amendments to your advisory agreement, which allow Ashford LLC to terminate the advisory agreement upon a change of control and require you to pay a termination fee to Ashford LLC upon termination by either party following a change of control. In addition, please quantify such termination fee.

The potential for conflicts of interest as a result of our management structure…, page 32

6.   We note your disclosure on page 32 that certain activities, if instituted against you, could result in substantial costs and a division of management's attention even if the action is unfounded. Please revise to update this risk factor to specifically describe how such activities impact you, including any recent stockholder litigation, stockholder director

nominations and stockholder proposals. In addition, please quantify any costs, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities

cc: Richard Brand
       Cadwalader, Wickersham & Taft LLP